Exhibit 99.1.3

Omega Geração and Omega Desenvolvimento initiate business combination to consolidate Digital Renewable Generation Platform

The Boards of Directors of Omega Geração S.A. and Omega Desenvolvimento S.A. approved the business combination transaction that will be proposed to the non- controlling shareholders for approval at the extraordinary shareholders meeting

Quick-Guide Summary:

•	Boards of Director of Omega Geração S.A. ("Omega Geração''.) and Omega Desenvolvimento S.A. ("Omega Desenvolvimento") approved the combination of the companies. Combined company ("Omega Energia") will have the ambition of surpassing 4,500 MW in operational renewable generation by December 2024 and revenue of R$ 3.5 billion;

•	Combination will bring greater focus and traction towards the continuous development of digital products that solves the burdens related to the energy supply of a wide array of consumers. From mining companies to the local grocery shop. From soybean processors to any home in the country.

•	Transaction will bring current shareholders of Omega Geração the opportunity to invest in new, more profitable greenfield projects on a significant demand for long- term renewable energy and market transformation environment;

•	Alignment of ai/ shareholders will strengthen Omega's governance, enabling the creation of an ESG company, a leader in carbon reduction and capable of generating even more value for ai/ stakeholders

•	Efficiencies, optimizations and cost reductions could generate savings of up to R$1 billion in the companies' combined business plan, at present values of 2021;

•	Portfolio under development of the new company will have 6,382 MW under active development, of which 717 MW are already in implementation phase - Assuruá 4 and Assuruá 5 Wind Projects in Bahia and Morada do Sol Solar Project in Ceará;

•	Omega Energia will have a company in the US focused on the development of greenfield projects and technologies that expand commercialization and consumption optimization solutions for our clients in both Brazil and the US;

•	After the combination, Omega Geração shareholders will hold a 74.4% stake in

Omega Energia and Omega Desenvolvimento shareholders will hold a 25.6% stake;

•	Approved unanimously by the independent members of the Board of Directors of Omega Geração and with the abstention of the other members, the transaction must be approved by the majority of the non-controlling shareholders ata shareholders meeting to be held on 10/28/2021.

lntroduction

Today we announced the proposai for the merger between Omega Geração S.A. ("Omega Geração") and Omega Desenvolvimento S.A. ("Omega Desenvolvimento") for the business combination that will (i) create Omega Energia ("Omega Energia" or "Omega"), an integrated company with the objective of providing digital, simple and sustainable energy and (ii) bring Omega closer to its ambition of exceeding 4,500 operational MW by 2024.

Four years ago, Omega Geração launched its IPO in B3's Novo Mercado, aiming to invest in renewable energy generation assets that had already reached the operational stage. Since then, we have gone through an extraordinary cycle of growth, surpassing our business plan and expanding our installed capacity from 255 MW to 1,869 MW and over R$ 2 billion in revenue, a 633% increase.

Since 2008, Omega Desenvolvimento S.A. ("Omega Desenvolvimento") has invested nearly R$3.5 billion in the development of renewable energy projects, becoming a reference in Brazil in terms of project quality, execution and profitability. Currently, Omega Desenvolvimento has a portfolio of 6,382 MW under active development.

Business Combination and New Business Plan

We believe this is the right time to bring the two companies together. With "only one Omega", we will be able to move in a faster and more agile fashion and focused towards the continuous development of digital products, to solve the most diverse clients issues related to the energy supply. From mining companies to the local grocery shop. From soybean processors to any home in the country.

We have seen a growing demand from consumers for renewable energy, supplied via long-term contracts, which has led Omega Desenvolvimento to sign several contracts in recent months with companies such as Heineken, Bayer and Cargill, which represent 717 MW in new projects to be implemented. At the sarne time, our digital energy-trading company - which will be fully owned by Omega Energia - has increasingly enabled long- term transactions, helping Brazilian companies of various sizes to reduce their carbon emissions and successfully face the growing cost caused by the serious energy crisis that Brazil is going through.

Since Omega Geração's IPO, the consistent delivery of quality assets, on time, and within budget by Omega Desenvolvimento has proved its competency, and we have seen increasing interest from Omega Geração's non-controlling shareholders to invest in greenfield projects.

Therefore, when we foresee a concrete opportunity to accelerate investments, due to the heated demand and market transformation, we redesigned our structure to ensure cohesion and accelerate the value creation for all stakeholders.

Efficiencies and Optimization Opportunities

ln this sense, Omega Geração's growing cash generation and access to a robust network of investors and creditors constitute a unique differential to accelerate Omega Energia's business plan and increase the profitability for all shareholders, through investments in new greenfield projects - more profitable than the operational asset transactions currently available on the market - to be developed by a team with more than 13 years of experience and proven results in development, implementation and sustainability.

By joining forces, we will also be able to operate more efficiently and integrate our products and skills, while offering customers a safer and more diverse experience, for example: (i) a stronger balance sheet to back new operations with clients, (ii) developing self-production solutions for electro-intensive customers or (iii) implementing micro grid infrastructure and solutions using energy supply from operational assets. The commercialization and new project development are at their best when combined, as we are able to shape solutions and quickly respond to new demands, and our digital journey tends to accelerate and streamline this process.

After the combination, we expect to reduce financing and insurance costs for new projects, as well as optimize our capital structure. ln addition, we foresee restructuring opportunities that will reduce our consolidated tax burden. Such potential efficiencies and optimization opportunities, added to expense reductions, could generate savings of up to R$1 billion in the companies' combined business plan, at present values of 202t

New lnvestment Opportunities

Currently, Omega Desenvolvimento has a portfolio of projects of 6,382 MW under development phase and an ongoing implementation plan that will require approximately R$ ti billion in equity that will be fully supported by Omega Energia, without any need for additional funding, for the implementation of the following projects ("Projects Under lmplementation"):

•	Assuruá 4 - Wind: 21t5 MW in Bahia (expansion of Assuruá 1, 2 and 3) under construction, with COD expected for the 1st quarter of 2023 and additional equity investment of up to R$ 300 million;
•	Assuruá 5 - Wind: 243.6 MW in Bahia (Assuruá expansion 4) with construction start scheduled for the 2nd quarter of 2022, expected COD for the 3rd quarter of 2023 and additional equity investment of up to R$ 310 million;
•	Morada do Sol - Solar: 26t4 MW in Ceará with construction start scheduled for the 1st quarter of 2022, expected COD for the 1st quarter of 2023 and additional equity investment of up to R$ 400 million;

ln addition to the above, Omega Desenvolvimento's portfolio includes 1,000 MW in wind and solar expansions in the Delta complex, 1,166 MW in wind and solar expansions in the Assuruá complex, and one of the world's leading solar project under development , Kuara, in Ceará Kuara means sun in Tupi-Guarani and is Omega's greatest expression in solar generation with 3,500 MW of potential capacity and one of the best irradiation in the country, it may even be one of the keys to make new digital and electrification products viable. We estimate that we will start trading energy from this complex in early 2022 and estimated COD for 2023.

USA Opportunity

Once the business combination is completed, we believe that Omega Energia will have the necessary means to position itself as a global provider of digital, clean energy and, therefore, conquer new markets, beginning by the US market.

Omega Desenvolvimento has started a US branch since the beginning of 2021, having prospected areas and opportunities for greenfield development, as well as evaluating potential acquisitions of tech companies that will accelerate our global digital platform. To lead our business in the US, we brought to the team Mr. Paulo Abranches, a successful executive and entrepreneur, who led one of the most successful cases

(about t6 GW developed in just under 7 years) in renewable generation in Brazil in the recent years.

Together with the opportunity to expand our operations to other geographies, and without losing our primary focus in the creation of Omega Energia, we have been evaluating, together with several advisors, the constitution of a company headquartered abroad, in a jurisdiction to be defined, whose shares would be listed on the NYSE or on NASDAQ.

We consider that such move could become an important value lever with the potential of expanding of our investor base, reducing our cost of capital, granting access to funding sources and further improving our ESG ratings.

We will therefore evaluate, over the coming months, the receptiveness of the international markets to our business plan, digital, ESG, and geographic attributes, and any move will be reported to the market, and resolutions submitted to shareholders pursuant to regulation.

Transaction Structure and Exchange Ratio

We highlight the following key aspects, related to the structure of the transaction:

- Today, we filed with the CVM for the registration of Omega Energia as a publicly-held company with listing on B3's Novo Mercado which will already hold Omega Desenvolvimento's assets, and we called for the Shareholders Meeting for Omega Geração´s shareholders to vote on the proposed combination;
- The parties have established that the shareholders of Omega Geração will contribute their shares to Omega Energia, evaluating Omega Geração at an amount equivalent to 2.90 times the valuation of Omega Desenvolvimento;
- After the combination, Omega Geração shareholders will hold a 74.4% stake in Omega Energia and the shares contributed by Omega Desenvolvimento will guarantee a 25.6% stake in the new company.

Before
Controlling Shareholders
100%
Omega Energia
Non-controlling shareholders
100%
37.5%
62.5%
Omega Desenv.
Omega Geração
After
Controlling Shareholders
Non-controlling Shareholders
53%
47%
Omega Energia
100%
Omega Desenv.
Omega Geração

To define the exchange ratio, we and our advisors took into consideration when negotiating with Omega Desenvolvimento:

- Price per share of Omega Geração of R$40.00, equivalent to a premium of 18% on the closing price of September 24th, 2021;

•	Business plan of the two companies and their cash flows to shareholders discounted at different return rates in order to price the risk differential between the two businesses and ensure the value generation for Omega Geração's shareholders;
•	Discounted cash flows considers only a 33.5% fraction of Omega Desenvolvimento's active development portfolio ("Selected Portfolio");
•	Premium in the discount rate of the Selected Portfolio of 2.5 percentage points above Omega Geração's discount rate at R$40 per share. That is, rates higher than the historical transactions in shares held by Omega.

As the exchange ratio was based on the rationale above, all possible optimizations and cost reductions of the combined plan, potential upsides, additional portfolio of 4,247 MW, the business under development in the USA, as well as the accelerated growth of our trading company as a result of the expansion of the digital plan were not priced, despite being part of the company's business plan and representing relevant potential value creation opportunities.

As a reference, the Projects under lmplementation should add around R$ 390 million of EBITDA in 2024 and will become part of our guidance after the closing of the transaction, and the other projects considered for the Selected Portfolio could add approximately R$ 700 million of EBITDA - to become part of the guidance when the new investments are approved by the board of Omega Energia - in the sarne period, which combined could almost double the company's result in 2024.

About the Process

Omega Geração's Board of Directors conducted a process to evaluate the strategic and financial merits of this combination, and the proposed transaction is the result of weeks of negotiation between the interested parties and convincing the independent members of the Board of Directors of the strong strategic and economic merits of the negotiated transaction. The Board of Omega Geração was advised by Lazard in the valuations and price parameterizations and by Stocche Forbes and BMA Advogados in the structuring of the transaction and its legal aspects.

Although approved unanimously by the independent members of the Board of Directors and with the abstention of the other members, the transaction must be confirmed by the majority of the non-controlling shareholders in a shareholders meeting.

Therefore, Omega Geração will call a Shareholders Meeting to be held on the October 28, 2021 at which the shareholders' deliberation will take place.

AboutOmega

Founded in 2008, Omega is a renewable and digital energy platform. The company is a reference in the development, investment, production, and marketing of clean energy and the largest holder of renewable operational assets in the country - today it is present in seven Brazilian states, with an installed capacity of 1,869 MW. Our project portfolio of 6,382 MW, coupled with our strong focus on solving our customers' problems, makes us one of the main promoters of sustainable electrification in Brazil. The company is listed on the B3 (OMGE3) and is driven by the purpose of transforming the world through clean, cheap, and simple energy.